SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 18, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 18, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

18 February 2011

Smith & Nephew plc

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 R the Company announces the appointment of Mr Adrian Hennah, Chief Financial Officer as a member of the Supervisory Board of Reed Elsevier NV and as a non-executive director of Reed Elsevier plc, subject to shareholder approval at the respective Annual General Meetings to be held on 19 and 20 April 2011. He will also be appointed a non-executive director of Reed Elsevier Group plc.

Contact:

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)20 7401 7646